EXHIBIT 21.1

LIST OF SUBSIDIARIES
OF
NPS PHARMACEUTICALS, INC.

- NPS Services, L.C. (Nevada limited liability company)

- NPS Holdings Company (incorporated in the Province of Nova Scotia, Canada)

- NPS Allelix Inc. (incorporated in the Province of Nova Scotia, Canada)

- Cinacalcet Royalty Sub LLC (Delaware limited liability company)

- NPS Pharma UK LTD (incorporated in the United Kingdom)